Exhibit (a)(1)(P)

EUROPEAN COMMISSION APPROVES GEORGIA-PACIFIC TENDER OFFER

WICHITA, Kan – Dec. 19, 2005 –The European Commission today issued a decision declaring the tender offer by Koch Industries’ indirect wholly-owned subsidiary, Koch Forest Products, Inc., for all outstanding shares of Georgia-Pacific Corporation (NYSE: GP) at a price of $48 net per share in cash, and the related merger of Koch Forest Products with Georgia-Pacific, to be compatible with the European common market. The European Commission approved the notified transaction without conditions.

This satisfies the condition to the tender offer related to European Commission regulatory approval and is the last regulatory approval that is a condition to the tender offer. As previously announced, the tender offer is scheduled to expire at 5:00 p.m., New York City time, on Monday, Dec. 19, 2005, unless the tender offer is further extended. Assuming the other conditions to the offer are satisfied as of its expiration, Koch Forest Products may determine not to further extend the tender offer.

About Georgia-Pacific

Headquartered in Atlanta, Georgia-Pacific is one of the world’s leading manufacturers and marketers of tissue, packaging, paper, building products and related chemicals. With 2004 annual sales of approximately $20 billion, the company employs 55,000 people at more than 300 locations in North America and Europe. Its familiar consumer tissue brands include Quilted Northern®, Angel Soft®, Brawny®, Sparkle®, Soft ‘n Gentle®, Mardi Gras®, Vanity Fair® and Lotus®, as well as the Dixie® brand of disposable cups, plates and cutlery. Georgia-Pacific’s building products manufacturing business has long been among the nation’s leading supplier of building products to lumber and building materials dealers and large do-it-yourself warehouse retailers. For more information, visit www.gp.com.

About Koch Industries

Koch Industries, Inc., based in Wichita, Kan., (www.kochind.com), owns a diverse group of companies engaged in trading, operations and investments worldwide, including a presence in about 50 countries in such core industries as trading, petroleum, chemicals, energy, fibers, fertilizers, pulp and paper, ranching, securities and finance.

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This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer is being made pursuant to a Tender Offer Statement on Schedule TO (including the Offer to Purchase, Letter of Transmittal and other related tender offer materials) filed by Koch Forest Products and Koch Industries with the SEC on November 17, 2005. In addition, on November 17, 2005, Georgia-Pacific filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC related to the tender offer. The Tender Offer Statement (and related materials), as amended from time to time, and the Solicitation/Recommendation Statement, as amended from time to time, contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials may be obtained for free upon request to Georgeson Shareholder Communications Inc., the information agent for the tender offer, at 17 State Street, 10th Floor, New York, New York 10004, by calling toll free at (888) 867-6856. In addition, all of those materials (and all other offer documents filed with the SEC) are available for free on the SEC’s website at www.sec.gov.

FORWARD-LOOKING STATEMENTS: Any statements made regarding the proposed transaction between Koch Industries, Inc. and Georgia-Pacific Corporation, the expected timetable for completing the transaction, and any other statements contained in this news release that are not purely historical fact are forward-looking statements that are based on management’s beliefs, certain assumptions and current expectations. These statements may be identified by their use of forward-looking terminology such as the words “expects,” “projects,” “anticipates,” “intends” and other similar words. Such forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, but are not limited to, general economic, business and market conditions and the satisfaction of the conditions to closing of the proposed transaction. For a more complete discussion of certain of the risks and uncertainties that could cause actual results to differ from those contained in the forward-looking statements, please see the discussion of risks and uncertainties in the Georgia-Pacific 2004 10-K and other SEC filings.

Georgia-Pacific Corp.	Koch Industries, Inc.
Sheila Weidman - (404) 652-6322	Mary Beth Jarvis - (316) 828-3756
Robin Keegan - (404) 652-4713